

June 10, 2010

Via U.S. mail and facsimile to (205) 326-4922

Hardie B. Kimbrough, Jr.
Executive Vice President and Controller
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

> **Re:** **Regions Financial Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the period ended March 31, 2010**
> **File No. 000-50831**

Dear Mr. Kimbrough:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Credit Losses, page 95

1. We note your disclosures related to troubled debt restructurings (TDRs), which include loans for which you initiated a significant number of extensions and modifications beginning in late 2008 and continuing throughout 2009. Please tell us and revise future filings to address the following:

    a. Describe the key features of your loan modification program(s), including a description of the significant terms modified and the typical length of each of the modified terms.

    b. Quantify your TDRs by type of concession made (e.g. reduction in interest rate, payment extensions, forgiveness of principal, etc.), and provide a narrative disclosure addressing your success/re-default rates for each type of concession.

    c. Disclose whether you expect to collect full contractual principal and interest on the modified loans. As part of your response, please confirm that your disclosure refers to your ability to collect the full contractual principal and interest on the original terms of the modified loan.

    d. If certain of your loan modification programs are considered "short-term" modifications (e.g. typically where terms are modified for 12-months or less), describe the scenarios where you would use such short-term loan modification program(s) as opposed to the longer-term modification program(s). Further, disclose whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans, as applicable.

    e. If you have short-term modification programs, please tell us and revise your future filings to explain how you consider whether the modified loans are troubled debt restructurings.

2. Further, we note that approximately 91% of your TDRs relate to restructured residential first mortgage (78%) and home equity loans (13%). Please tell us and revise future filings to address the following:

    a. Quantify and provide a narrative discussion of the amount and types of residential mortgage loans that are considered collateral-dependent at the time of modification. Describe the types of modifications being made on these loans and the success rates of the modifications.

    b. Quantify and provide a narrative discussion of the number of second/junior liens held where the first loan has been modified, including how the allowance is developed for the second liens.

    c. If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

3. We note your tabular disclosure on page 101 related to TDRs by loan type and accrual status. Please revise this disclosure in future filings to also disclose the amount that is considered impaired, the amount charged-off during the period and any valuation allowance at period end. Further, if you have more than one loan modification program, please revise in future filings to present this information separately for loans modified under each of your loan modification programs.

4. Given your disclosure of the significant increase in troubled debt restructurings (TDR) and modifications during 2009 and the fact that 85% of your TDRs are still accruing, please tell us and revise future filings to address the following:

    a. Clearly and comprehensively discuss your non-accrual policies for restructured loans. Please clarify if you have different policies for different loan types.

    b. Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.

    c. For TDRs that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

    d. We note your disclosure on page 50 of your March 31, 2010 Form 10-Q that states if loans characterized as TDRs perform according to the restructured terms for a satisfactory period of time, the TDR designation may be removed in a new calendar year if the loan yields a market rate." Please expand this disclosure to discuss your specific policy regarding how many payments the borrower needs to make on the restructured or modified loan before the TDR designation is removed.

    e. Tell us in detail and revise to disclose if you revised any of your TDR accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 and adopted by each financial regulator.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase, page 119

5.   You disclose that you <u>generally</u> account for securities sold under agreements to repurchase as collateralized financings. Please tell us, and revise future filings to disclose, whether you have accounted for any of these transactions as sales for accounting purposes in your financial statements and if so, the accounting guidance on which you relied for this treatment. In addition, revise to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.

Allowance for Credit Losses, page 120

6.   Please clarify in future filings the extent to which you rely on guarantor support from financially responsible guarantors in your determination of estimated loan losses. In this regard, please provide the following information:

   a. Disclose in detail how you evaluate the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed.

   b. Disclose how you evaluate the guarantor's reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan.

   c. Disclose how the guarantor's reputation impacts your ability to seek performance under the guarantee.

   d. Disclose how many times you have sought performance under a guarantee and discuss the extent of the successes.

   e. When the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Form 10-Q for the period ended March 31, 2010

Note 7. Goodwill, page 17

7.   Please revise your disclosures in future filings to provide an expanded discussion of how you determined that the goodwill in the General Banking/Treasury reporting unit was not impaired in light of the continuing losses in that unit during 2008 and 2009 and through the first quarter of 2010 and the increase in non-performing loans and declining credit quality trends associated with your loan portfolio. Additionally, please address the following in your future disclosures as well as your response letter:

a. You state that you performed goodwill impairment testing for this reporting unit as of June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010. We also note your disclosures on page 18 and 19 related to your impairment methodology(s) and assumptions. Please provide us with a more thorough description of the assumptions used in your valuation models and the source of these assumptions, and whether the assumptions and methodologies used for valuing goodwill in the current period have changed from the testing performed over the course of the prior year. Accordingly, identify the impact of any changes, and describe the reasons for such changes.

b. Specifically tell us the growth rates and discount rates used at each of the testing dates, and explain the reasons for any changes between the dates.

c. Tell us the cash flows used as a baseline for your model, and tell us how these cash flows compare to the historical cash flows for this reporting unit.

d. Describe the degree of uncertainty associated with the key assumptions. Your disclosure should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

e. Provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

f. Describe any other quantitative or qualitative information considered when concluding that your goodwill in the General Banking/Treasury reporting unit was not impaired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3474 with any other questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant